EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/9/2017	9/3/2016
Earnings:
Income before income taxes	$7,271	$6,722
Unconsolidated affiliates’ interests, net	(50)	(69)
Amortization of capitalized interest	5	4
Interest expense (a)	786	748
Interest portion of rent expense (b)	167	161
Earnings available for fixed charges	$8,179	$7,566

Fixed Charges:
Interest expense (a)	$786	$748
Capitalized interest	8	6
Interest portion of rent expense (b)	167	161
Total fixed charges	$961	$915

Ratio of Earnings to Fixed Charges (c)	8.51	8.27

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.

(b)	One-third of rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.